EXHIBIT 99.1

Cool Company Ltd. Announces Multi-Year Forward Time Charter

Bermuda, May 17, 2023: Cool Company Ltd. (NYSE: CLCO / CLCO.OL, “CoolCo” or the “Company”) announced today that it has entered into a new time charter agreement for one of its TFDE vessels starting early next year. The multiyear charter is with an energy major and starts upon redelivery from the Vessel’s current charter. It will add back log through to 2027.

"We are delighted to have secured this attractive time charter, locking in cover at a rate that reflects the continued strength of the LNG carrier market " said Richard Tyrrell, CEO of CoolCo. "The forward nature of this contract demonstrates the desire of LNG producers, offtakers, and portfolio players to secure modern tonnage to transport the dramatically increasing volumes of LNG coming online through the middle and latter parts of the decade. With vessel availability coinciding with seasonal peaks for chartering, CoolCo stands to benefit from the ongoing LNG carrier re-pricing cycle. Happy Norwegian Constitution Day to our investors”

About CoolCo

CoolCo is a growth-oriented owner, operator and manager of fuel-efficient liquefied natural gas (“LNG”) carriers. Using its integrated, in-house vessel management platform, CoolCo provides charterers and third-party LNG vessel owners with modern and flexible management and transportation solutions, delivering a lesser-emitting form of energy that supports decarbonization efforts, economic growth, energy security, and improvements in quality of life. CoolCo intends to leverage its industry relationships to make further accretive acquisitions of in-service LNGCs, and to selectively pursue newbuild opportunities.

Additional information about CoolCo can be found at www.coolcoltd.com.

For further information, please contact:

ir@coolcoltd.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to CoolCo’s agreement for a time  charter of a vessel, including the terms of the charter and addition to backlog, statements with respect to the increasing volume of LNG coming online and industry players securing tonnage, expected benefits to CoolCo and other non-historical statements.  Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include risks relating to this contract, future industry conditions and other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.

Cool Company Ltd.
Hamilton, Bermuda

Questions should be directed to:
c/o Cool Company Management Ltd - +44 207 659 1111

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer